Exhibit A

Offer to Purchase Sunnyside Bancorp, Inc. by Local Investor

August 6, 2021. Kenneth J. Torsoe of Suffern, Rockland County, New York, announced today that he is offering, through a to-be-formed holding company, $20.00 per share to purchase all of the shares of stock of Sunnyside Bancorp, Inc., the holding company for Sunnyside Federal Savings and Loan Association of Irvington, New York. This offer is a substantial premium over the $18.75 offered by Rhodium BA Holdings LLC in a transaction that Sunnyside publicly announced on June 16, 2021.

Mr. Torsoe explained, “I have made multiple proposals to acquire Sunnyside going back almost two years, including a proposal almost immediately after the Rhodium announcement at a higher price. Instead of Sunnyside engaging in good faith negotiations with me, Sunnyside has pursued inferior proposals while continuing to run the bank into the ground. The most recent quarterly report filed by Sunnyside Federal Savings shows that, through June 30, the bank continues to lose money and management is doing nothing to stem the tide. That must stop.”

Because Sunnyside continues to hemorrhage capital with massive losses while other bank stocks are doing so well, time is wasting. If this continues, Sunnyside may no longer be able to survive as a community bank and everyone who has the bank’s best interests at heart will suffer. Therefore, Mr. Torsoe has decided to take his interest in Sunnyside public.

Mr. Torsoe listed a number of important advantages to his offer:

•	He is a local real estate and bank investor who has had substantial investments in local community banks for decades, where he has been a member of the board of directors for over 40 years. As he already explained in a conference call with the federal regulators for both Sunnyside Bancorp and Sunnyside Federal Savings, his commitment is to provide service to the community. That is why he wants to acquire Sunnyside. Mr. Torsoe is not trying to take a local bank away from the local community.
•	Mr. Torsoe can pay the entire purchase price in cash and has already submitted brokerage statements to the attorney for Sunnyside proving his ability to do so. Rhodium, in its definitive agreement, has only agreed to use its “reasonable best efforts” to raise the money to fund the purchase price. If Sunnyside continues to lose money, and Rhodium decides to walk away because it cannot raise funds to buy a bank that is losing money, the shareholders will suffer and the value of the stock may collapse.
•	Mr. Torsoe has been involved in community banking as a non-officer director and major outside investor for over 40 years and is experienced in growing local community bank franchises to increase their ability to serve the local community.

•	Sunnyside’s financial results for the first half of 2021 reflect extremely poor performance and there is no apparent effort by management to reduce the trend as value dissipates. The delays in dealing fairly with Mr. Torsoe have just further run down the value of the bank, to the detriment of shareholders. In contrast, Mr. Torsoe has, in both cases in which he was involved as a principal investor and a leading outside director of community banks in the northern New York City suburbs, participated in the process of turning around an unprofitable bank and making it a significant financial force to benefit the community.
•	Mr. Torsoe was approved by the Office of the Comptroller of the Currency to acquire control of what was then known as The Community Bank of Orange County, N.A. and should be able to obtain prompt approval from bank regulators to acquire Sunnyside. In a conference call already held with the two federal regulators to discuss his interest in Sunnyside, in which management and attorneys for Sunnyside were participants, he received no negative indication from them.
•	In this time of economic stress, all existing employees and officers of Sunnyside will be offered continued employment at Sunnyside. Mr. Torsoe is committed to the idea that Sunnyside customers will not face a reduction in the banking services that they rely upon.

Mr. Torsoe explained to those with interest in Sunnyside, “I had hoped that the board of directors of Sunnyside would recognize its fiduciary duty to all the Sunnyside constituencies. For reasons that I do not understand, that has not occurred. Eight days ago, after we spoke to federal bank regulators, we requested a discussion with the attorneys for Sunnyside to move this forward. The response was that there was no need to talk at that time. When my attorney heard nothing since then, he tried to contact Sunnyside’s attorneys yesterday to tell them that I am issuing this press release, but they did not return phone messages and an email request for a call. Thus, I have no choice but to make this public announcement of my interest in Sunnyside.”

Press and other inquiries regarding Mr. Torsoe’s interest in Sunnyside should be sent to SaveSunnysideNow@Gmail.com. Mr. Torsoe is represented by Jay L. Hack, Esq. of Gallet Dreyer & Berkey, LLP (JLH@GDBLAW.COM) and Rudolph Zodda, Esq. of Bleakley Platt & Schmidt, LLP (RZODDA@BPSLAW.COM).

Nothing contained herein should be interpreted as creating an obligation to commence a tender offer, but in accordance with the regulations of the Securities and Exchange Commission, please be advised as follows:

Stockholders of Sunnyside Bancorp, Inc. should read the tender offer statement when and if it is available. It will contain important information. Stockholders can get the tender offer statement and other filed documents for free at the Securities and Exchange Commission web site as part of the SEC EDGAR filing system. All documents that may be filed by Mr. Torsoe or by the holding company to be formed may also be obtained from them for free, when filed, by requesting them at the email address: SaveSunnysideNow@gmail.com.